UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

COSCIENS Biopharma Inc.

(Name of the Issuer)

COSCIENS Biopharma Inc.
(Name of Persons Filing Statement)

Common Stock, No Par Value per Share

(Title of Class of Securities)

22112H101

(CUSIP Number of Class of Securities)

Peter Puccetti
Interim CEO and Chairman of the Board
COSCIENS Biopharma Inc.	Scott Saks
Telephone: (843) 900-3223	Norton Rose Fulbright US LLP
E-mail:	1301 Avenue of the Americas
c/o Borden Ladner Gervais, LLP,	New York, New York 10019-6022
22 Adelaide Street West, Suite 3400,	United States
Toronto ON M5H 4E3, Canada	(212) 318-3151

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on
Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement Notice subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed by COSCIENS Biopharma Inc. (referred to herein as “Company” or “subject company” or “filing person”) with the Securities and Exchange Commission (the “Commission”).

This Amendment No. 2 to the Transaction Statement is being filed with the Commission solely to amend Item 16 of the Schedule 13E-3 to add as exhibit (a)(2)(v) the Notice of Annual General and Special Meeting of Shareholders of the Company (the “Notice of Meeting”) which is being filed concurrently with a Report on Form 6-K furnished by the Company to the Commission.

Except as set forth in this Amendment No. 2 to the Transaction Statement, all information in the Transaction Statement remains unchanged.

Item 16. Exhibits.

a(2)(i)	Draft Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular, including all appendices thereto, as amended.*

(a)(2)(ii)	Preliminary Form of Proxy.*

(a)(2)(iii)	Preliminary Letter of Transmittal.*

(a)(2)(iv)	Press Release issued by the Company, dated April 20, 2026, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the Commission on April 20, 2026.*

(a)(2)(v)	Notice of Annual General and Special Meeting of Shareholders of the Company.

(b)	Not applicable.

(c)	Fairness Opinion of Segal dated as of April 16, 2026.*

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

107	Filing Fee Table.*

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete, and correct.

COSCIENS BIOPHARMA INC.

By:	/s/ Giuliano La Fratta
Name:	Giuliano La Fratta
Title:	Chief Financial Officer

Dated: May 8, 2026